 Exhibit 99.1

CEMENTOS PACASMAYO S.A.A. ANNOUNCES CFO SUCCESSION PLANS

Lima, Peru, December 16, 2024 – Cementos Pacasmayo S.A.A. (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Cementos Pacasmayo”) announced today that following the succession process initiated two years ago, the Company’s CFO. Mr. Manuel Ferreyros, CFO since 2008 will be stepping down on March 31, 2025.

"We are profoundly grateful for Manuel’s commitment, professionalism and dedication over the past 17 years. He embodies all the values we stand for. His transition has been meticulously planned, ensuring that his successor is well-prepared to carry forward the company strategy. We extend our heartfelt wishes to Manuel for continued success in his future endeavors. " Said Humbert Nadal, CEO.

Mr. Ferreyros expressed his confidence in this transition. “Over the past two years, we have carefully crafted and refined this plan, and I believe now is the perfect moment for its implementation. I remain fully committed to ensuring its successful execution. It is time for the next generation to step forward, as the greatest legacy we can leave is a team of well-prepared and talented individuals." Said Ferreyros.

The Company ratifies its greatest appreciation for Mr. Ferreyros’ contributions to refining the processes that he led during his 17 years at Pacasmayo and wishes him great success in this new phase.

Miss Ely Hayashi will be taking over the role as CFO starting April 1st, 2025. Miss Hayashi has had a successful 20 year career in Pacasmayo, and over the last years worked closely with Mr. Ferreyros.